Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 16, 2008. Common /Preferred shareholders voted as indicated below:

Floating Rate Income:
                              	        Affirmative        Withheld Authority

Election of Paul Belica
 Class II to serve until 2011            15,169,602           717,406
Election of Diana L. Taylor *
 Class II to serve until 2011                 6,603                89

Messrs. Robert E. Connor*, Hans W. Kertess, William B. Ogden, IV, John C. Maney and R. Peter Sullivan III continue to serve as Trustees of Floating Rate Income.

* Preferred Shares Trustee